Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

February __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Enron Corp. (70- ________)

     Enron Corp. ("Enron"), a public utility holding company organized in the State of Oregon and located at 1400 Smith Street, Houston, Texas 77002, on its behalf and on behalf of its subsidiaries listed in Exhibit H of the application (collectively "Applicants"), has filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12, and 13 and Rules 16, 42-46, 52-54, 80-87, and 90-91 under the Act. The Applicants state that upon the granting of the authorizations requested herein, and the resolution of other issues currently being discussed with the Commission's staff, Enron intends to register as a public utility holding company under section 5 of the Act.

The Proposed Transactions

     Enron is a debtor in possession under chapter 11 of the United States Bankruptcy Code. Enron, the Commission's Division of Investment Management and the Commission's Division of Enforcement have held discussions regarding Enron's registration as a public utility holding company under Section 5 of the Act, the chapter 11 Plan for Enron and its affiliated debtor entities ("Plan"), the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act.


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     Enron seeks an order of the Commission under the Act authorizing certain financing transactions, non-utility corporate reorganizations, dividend distributions, affiliate sales of goods and services and other transactions, as summarized below, to allow Enron and its subsidiaries to continue to operate their businesses as both debtors in possession in bankruptcy and non-debtors.

Portland General

     Portland General Electric Company ("Portland General"), Enron's only public utility subsidiary company, is not in bankruptcy. Portland General maintains a separate business from Enron in all material respects, including, but not limited to: maintaining books and records separate from Enron, maintaining separate bank accounts, not commingling assets, holding all of its assets in its own name, paying its own liabilities and expenses out of its own funds, maintaining an arm's length relationship with Enron, and observing all corporate and other organizational formalities. Portland General, Enron and other affiliates, however, file consolidated tax returns and utilize tax sharing agreements.

     Enron recently entered into an agreement to sell Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"). The sale is subject to authorization from the Bankruptcy Court, the Oregon Public Utility Commission ("OPUC") and certain other regulatory authorizations. If Portland General has not been sold, is no longer subject to the Oregon Electric purchase agreement and is not the subject of another purchase agreement, Enron will cause Portland General to distribute its shares to creditors and equity holders pursuant to the Plan. In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust, a to-be-formed entity. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors as required by the Plan. It is possible that PGE Trust may also hold Enron's interest in Portland General for the purpose of consummating the sale to Oregon Electric.

Prisma

     Prisma Energy International Inc. ("Prisma") is a Cayman Islands holding company, initially formed on June 24, 2003 for the purpose of holding certain international energy infrastructure businesses and assets of Enron and its affiliates. Pursuant to a Prisma Contribution and Separation Agreement to be entered into among Prisma and Enron and several of Enron's affiliates, Enron and its affiliates would contribute assets which include equity interests in certain identified businesses, intercompany loans to the businesses held by affiliates of Enron and contractual rights held by affiliates of Enron (collectively, "Prisma Assets"). In exchange for the Prisma Assets contributed, Enron and its affiliates will receive shares of Prisma Common Stock commensurate with the value of their contribution.

     Prisma and Enron and its affiliates also expect to enter into certain ancillary agreements, which may include a new Transition Services Agreement, a Tax Allocation Agreement, and a Cross License Agreement. Pursuant to four Transition Services Agreements approved by the Bankruptcy Court, employees of Enron and its affiliates who managed and supervised the Prisma Assets since December 2001 will continue to supervise and manage the Prisma Assets and other


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international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, will govern the relationship between Prisma and Enron and its affiliates, provide for the performance of certain interim services and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party.

     The Applicants intend that Prisma will certify as a foreign utility company ("FUCO") under Section 33 of the Act prior to the transfer of the Prisma Assets. However, while the transfer of such businesses to Prisma in exchange for interests in Prisma would generally be exempt under Section 33(c)(1) of the Act, certain indemnification agreements between Enron group companies in connection with the contribution of the Prisma Assets would constitute the extension of credit among associate companies and require Commission authorization. In addition, the Prisma Tax Allocation Agreement would obligate Prisma to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) so long as Enron or any affiliate or the Disputed Claims reserve (as defined in the Plan) is required to include amounts in income for federal income tax purposes with respect to ownership of Prisma shares. Enron seeks authorization to enter into indemnification agreements and the Tax Allocation Agreement in connection with the formation of Prisma. Enron also seeks to avail itself of any other authorizations granted to Enron subsidiaries, such as authorizations relating to dividends or reorganization.

CrossCountry

     CrossCountry Energy Corp. ("CrossCountry") was incorporated as a holding company in Delaware on May 22, 2003. On June 24, 2003, CrossCountry and certain Enron affiliates entered into the CrossCountry Contribution and Separation Agreement, which provides for the contribution of Enron's direct and indirect interests in its interstate pipelines and other related assets to CrossCountry. Following approval by the Bankruptcy Court, the parties negotiated an Amended and Restated Contribution and Separation Agreement that incorporates certain changes to the original Agreement and substitutes CrossCountry Energy LLC ("CrossCountry LLC") in place of CrossCountry as the holding company for the pipeline interests.

     As in the Prisma transaction, Enron and certain of its affiliates would contribute their ownership interests in certain gas transmission pipeline businesses and certain non-utility service companies to CrossCountry LLC in exchange for equity interests in CrossCountry LLC. While these capital contributions in exchange for equity interests would be exempt under Rule 45(b)(4) under the Act, certain indemnification agreements among companies in the Enron group in connection with the contribution of these businesses and the financing of the CrossCountry entities would constitute extensions of credit among associate companies and require Commission authorization.

     Enron seeks Commission authorization for the indemnification agreements and a Tax Allocation Agreement pursuant to which Enron would receive payment from the subsidiaries filing jointly with Enron for the value of any net operating losses or tax benefits resulting from a consolidated tax filing. Enron further seeks authorization for related financing transactions in connection with the formation of CrossCountry as authorized by the Bankruptcy Court.

Financing Transactions

     The Applicant requests authorization for a number of financing transactions which would require Commission authorization following Enron's registration under the Act.

     Under Enron's Second Amended Debtor in Possession Credit Agreement ("Second Amended DIP Credit Agreement"), the aggregate amount available for letters of credit is $150 million, the sub-limit for letters of credit issued for the benefit of non-debtor affiliates is $65 million, and the amount deposited by Enron in the letter of credit cushion account is $15 million. Enron's obligations are guaranteed by its debtor subsidiaries that are parties to the credit agreement. Each new debtor becomes an additional guarantor under the agreement when a applicability order is entered by the Bankruptcy Court shortly after such entity files a petition under chapter 11. Portland General, as a non-debtor is not a guarantor under the credit agreement. However, virtually all of the property of Enron and its debtor subsidiaries, including the stock of Portland General, is pledged a collateral to secure the obligations of the borrowers under the credit facility.

     Enron currently has four letters of credit outstanding under the Second Amended DIP Credit Agreement in the approximate aggregate amount of $24.5 million. The Applicants seek Commission authorization to continue to obtain letters of credit, or to extend the maturity of previously issued letters of credit, up to an aggregate amount of $150 million under the Second Amended DIP Credit Agreement now in effect, or as it may be amended or extended by order of the Bankruptcy Court through June 30, 2005. Enron also requests authorization for additional debtors to become guarantors under the agreement when the Bankruptcy Court enters an applicability order making the provisions of the agreement applicable to such entities. This request is appropriate because: (i) the agreement was entered into prior to Enron's registration under the Act, (ii) it has been approved by the Bankruptcy Court, and (iii) post-registration it would be used for a limited purpose that is not likely to adversely affect any Enron subsidiaries.

     In some instances, Enron and its debtor subsidiaries may be obligated on reimbursement agreements in connection with certain outstanding letters of credit which the issuing bank may choose to extend. Applicants seek Commission authorization for the involuntary extension of the maturity of any such letters of credit still outstanding, where the renewal is beyond the control of the Applicants and they did not take any affirmative action in connection with such renewal.

     Applicants seek authorization to continue to borrow and lend funds between associated companies in accordance with an Amended Cash Management Order issued by the Bankruptcy Court. The Amended Cash Management Order permits Enron and its debtor subsidiaries to use their current centralized cash management system, subject to certain protections for intercompany transfers in the form of superpriority Junior Reimbursement Claims and Junior Liens. Such Reimbursement Claims and Junior Liens are junior and subject and subordinate only to the superpriority claims and liens granted to the DIP Lenders and their agents.

     Certain settlement agreements and asset sales entered into by Enron and its subsidiaries may involve extensions of credit among associate companies subject to Section 12(b) of the Act and Rule 45(a). Subsequent to the bankruptcy filings, several Enron subsidiaries are now


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engaged in settling contracts with unaffiliated counterparties for retail/wholesale trading in various commodities under a settlement process approved by the Official Committee of Unsecured Creditors ("Creditors' Committee") and the Bankruptcy Court. The settlement agreements often take the form of global contract or asset settlements whereby several Enron subsidiaries seek to settle numerous retail or wholesale trading and related contracts or claims to assets with a group of related counterparties. These settlements and sales may involve extensions of credit among associate companies, guaranties and indemnifications. Applicants seek authorization to continue to execute settlement agreements in this fashion, as it is the most efficient manner of resolving numerous complex claims and converting them to cash.

     Portland General is subject to the jurisdiction of the OPUC with respect to the issuance or sale of securities with maturities of one year or longer. Upon Enron's registration, Portland General would require Commission authorization for the issuance of debt with a maturity of less than one year. Accordingly, Portland General seeks Commission authorization to issue short-term debt in accordance with an existing short-term revolving credit facility with certain banks and authorization to issue short-term debt in the form of institutional borrowings, bid notes, and commercial paper as necessary to supplement or replace the short-term revolving credit facility. Portland General states that all issuances of short-term debt would not exceed $350 million in aggregate principal amount outstanding and pricing and other terms would be comparable to issuances by companies with comparable credit ratings and profiles. In addition, Portland General will not issue any additional short-term debt if Portland General's common stock equity as a percentage of total capitalization is less than 30% after giving effect to the issuance.

     Portland General requests that the Commission reserve jurisdiction with respect to the issuances of short-term debt under the authorization requested herein if, at the time of issuance, Portland General does not have an investment grade credit rating from at least one nationally recognized statistical rating organization.

Foreign Assets

     Some Enron group companies may not qualify for FUCO status because they may not directly or indirectly own or operate foreign utility assets. Applicants request authorization to issue new securities for the purpose of financing FUCOs and to acquire FUCO securities in connection with financings, settlements and reorganizations. Applicants request that authorization for purposes of financing new investments in their existing foreign utility operations be limited to $100 million.

     Applicants state that any FUCO financings would be conducted principally to maintain and preserve the value of the foreign assets in the bankruptcy estate and not to develop any significant new projects. Proposed or amended financings would not adversely affect Enron's financial condition and would be entered into with Bankruptcy Court approval, if required, to the extent such transactions are not in the ordinary course of business. The proposed FUCO financing and investments will not have an adverse impact on Portland General.


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The Sale of Non-Utility Companies

     Enron and several of its subsidiaries have completed a number of significant asset sales during the pendency of the chapter 11 cases. In most cases, the sale transactions are for all cash consideration, which does not require Commission authorization. Some sales, however, may involve the acquisition of a security from the purchaser or the company being sold. Indemnifications and guarantees by companies in the Enron group may be part of the sale of non-utility assets, non-utility securities or settlements on claims with third parties. Applicants request blanket authorization for transactions involving the acquisition of securities, indemnifications and guarantees as they may occur in the context of the sale of any Enron group company.

Dividends Out of Capital or Unearned Surplus

     Applicants request relief from the dividend and acquisition, retirement and redemption restrictions under Section 12(c) of the Act and the rules thereunder as necessary in furtherance of the chapter 11 process to reorganize and reallocate value in the Enron group that will ultimately be distributed to creditors. Applicants also request specific relief for one subsidiary company, Northern Border Partners, L.P. ("NBP"), relating to distributions out of capital that are largely to be received by the public unit holders of this non-debtor subsidiary. These distributions raise an issue under Rule 46 with respect to whether they may be made without prior Commission authorization if they are deemed in part to be a dividend out of capital or unearned surplus.

New Acquisitions

     NBP also seeks authorization to, directly or indirectly through subsidiaries, issue and sell equity and debt securities to fund general partnership operations and new acquisitions of assets producing qualifying income and to acquire the securities of or other interests in gas-related properties. NBP requests authorization under the Act to issue up to $1 billion of equity and debt securities at any one time outstanding through July 31, 2005, and to invest up to that amount in the acquisition of qualifying income assets without further Commission authorization. NBP further requests authorization to continue the ordinary course of its natural gas gathering, processing, storage and transportation operations in the United States and Canada, which are generally conducted through partnerships, and through the acquisition of partnership and joint venture interests and authorization for financing related thereto.

Reorganization and Dissolution of Existing Subsidiaries

     Enron is restructuring many of its subsidiaries in connection with the formation of Prisma and CrossCountry, as well as in connection with some of the requirements imposed by the terms of the settlement agreements to resolve various claims against Enron and related Debtors. Enron seeks authorization to reorganize all of its non-utility businesses and implement settlements as necessary to effect all transactions authorized by the Bankruptcy Court and otherwise as necessary to simplify and restructure its businesses in furtherance of the chapter 11 process. Applicants seek authorization to acquire, redeem and retire securities and to pay dividends out of capital and unearned surplus provided that such transactions are consistent with applicable corporate or partnership law and any applicable financing covenants. Applicants further seek authorization to form, merge, reincorporate, dissolve, liquidate or otherwise extinguish


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companies and restructure, forgive or capitalize loans and other obligations and to change the terms of outstanding non-utility company securities held by other Enron group companies.

Rule 16 Exemptions

     Several gas production, transportation and distribution companies, direct and indirect subsidiaries of Enron, seek an exemption from the obligations, duties and liabilities imposed upon them under the Act as a subsidiary or affiliate of a registered holding company. Applicants request that the Commission authorize Enron to acquire its respective interests in these companies under Sections 9(a)(1) and 10 of the Act, subject to any requirement in the Plan or as may be imposed by the Bankruptcy Court for the subsequent disposition of these assets.

Affiliate Transactions

     Enron, as a registered holding company, would generally be prohibited from providing services to Portland General for a charge, except for a short period of time following registration or under special or unusual circumstances. Applicants request blanket authorization for Enron to continue providing administrative and employee health, welfare and insurance services to Portland General. Applicants also request authorization for Portland General to continue providing administrative services to Enron's subsidiary, Portland General Holdings and its subsidiaries and that the Commission reserve jurisdiction with respect to any amendments to service arrangements involving Portland General.

     CrossCountry Energy Services LLC ("CES") provides certain administrative and operating services to the pipeline businesses. These include, for example, environmental, safety, information technology, human resources and legal services. In addition, CrossCountry and Enron will enter into a Transition Services Agreement, as discussed above, pursuant to which Enron will provide certain management and administrative services to CrossCountry. CrossCountry will also provide various support services to Enron, including floor space for servers and other information technology equipment, technical expertise, and accounting support. Similarly, Prisma and Enron, pursuant to certain ancillary agreements, will provide services to each other.

Tax Allocation Agreements

     Enron seeks authorization for tax allocation agreements entered into with Portland General and Transwestern Holdings Company, Inc. for the payment and allocation of tax liabilities on a consolidated group basis. These agreements generally require the subsidiaries to pay to Enron the amount of income tax that such entity would have paid on a stand-alone basis. However, the group companies, including Enron, that contributed tax benefits such as losses or credits to the consolidated return are paid their proportionate share of the tax reduction resulting from the use of such benefits in the consolidated tax return filing. Enron seeks authorization to continue to perform under these current agreements (or new agreements on similar terms) and for CrossCountry to enter into a new tax allocation with Enron, when Transwestern is contributed to CrossCountry. The existing tax allocation agreement with Transwestern would remain in effect until it is superseded by the tax allocation agreement with CrossCountry, as discussed above.


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     Enron also has other written and oral tax related agreements with other
Enron group companies, which may be rejected as executory contracts on the Confirmation date (as specified in the Plan). Enron requests authorization to continue to file a consolidated tax return for these contracts as required by the Internal Revenue Code. Enron, however, will no longer charge companies with income the stand-alone tax that they would pay on their income but for the consolidated losses. Enron generally would no longer pay loss companies for the benefit of their losses used to offset income on the consolidated return, except that it is expected that payments to Enron under the Portland General and CrossCountry tax allocation agreements would be shared with all loss companies consistent with prior practice.

Form U5B Registration Statement

     Enron seeks a modification to the Commission's reporting requirement to permit it to submit a Disclosure Statement, a comprehensive document detailing Enron's businesses, assets and its recent history and its planned future under the Plan, in lieu of a Registration Statement on Form U5B.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.